UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.  )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CALLIDITAS THERAPEUTICS AB

(Name of Issuer)

Common Shares, quota value SEK 0.04 per Share and

American Depositary Shares, each representing two Common Shares, quota value SEK 0.04 per Share

(Title of Class of Securities)

13124Q1061

(CUSIP Number)

Shinichiro Haga

Lead Executive Officer and Senior General Manager, Corporate Strategy

1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006

Tel: +81-3-6699-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Benet J. O’Reilly, Esq.

Adam J. Brenneman, Esq.

Kimberly R. Spoerri, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

May 27, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

CUSIP No. 13124Q106	Page 2 of 8 Pages

(1)	Name of Reporting Persons: ASAHI KASEI CORPORATION
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,367,206(1)
	(8)	Shared Voting Power 23,964,005 (1)(2)
	(9)	Sole Dispositive Power 5,367,206(1)
	(10)	Shared Dispositive Power 23,964,005 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,331,211(1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 54.6%
(14)	Type of Reporting Person (See Instructions): CO

(1)	See Item 5 of this Schedule 13D.
(2)	Beneficial ownership of the 23,964,005 shares (including shares underlying ADSs) referenced above is being reported hereunder solely because Asahi Kasei Corporation may be deemed to have beneficial ownership of such shares as a result of the Irrevocable Undertakings (as defined below) with certain shareholders of the Company. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Asahi Kasei Corporation that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 13124Q106	Page 3 of 8 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, quota value SEK 0.04 (the “Shares”), of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (the “Company”), including Shares represented by American Depositary Receipts (“ADSs”). The principal executive offices of the Company are located at Kungsbron 1, D5, SE-111 22, Stockholm, Sweden.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of Asahi Kasei Corporation, a corporation incorporated under the laws of Japan (“AKC”).

The principal business address of AKC is 1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006. AKC’s principal business is operating as a USD 20 billion revenue global conglomerate that provides innovative, science-based solutions to a diverse range of markets in the Material, Homes, and Health Care business sectors.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AKC is set forth on Schedule A hereto.

During the last five years, neither AKC nor, to AKC’s knowledge, any of the individuals set forth on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 27, 2024, in connection with the Offer, each of (i) BVF Partners, (ii) Linc AB (publ), (iii) Stifelsen Industrifonden, (iv) Polar Capital Biotechnology Fund, (v) Sofinnova Crossover I SLP, (vi) Fjärde AP-fonden, (vii) Unionen, (viii) Handelsbanken Hälsovård Tema, and (ix) Mikael Bender (collectively, the “Supporting Shareholders”) entered into irrevocable undertakings with AKC in their capacities as shareholders of the Company (collectively, the “Irrevocable Undertakings”), pursuant to which AKC may be deemed to beneficially own as of the date of such agreements, 23,964,005 Shares.

CUSIP No. 13124Q106	Page 4 of 8 Pages

The Shares covered by the Irrevocable Undertakings have not been purchased by AKC and no payments were made by or on behalf of AKC in connection with the execution of the Irrevocable Undertakings. Neither AKC nor any of the individuals set forth on Schedule A have paid any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Irrevocable Undertakings. For a description of the Irrevocable Undertakings, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Starting on May 30, 2024, certain Shares have been purchased by or on behalf of AKC in the open market in Sweden. For more information regarding these purchases, see Item 5(c). AKC has funded these purchases in full by using cash on hand.

ITEM 4. PURPOSE OF TRANSACTION.

Offer

On May 28, 2024, AKC announced a recommended public offer to acquire all the Shares for SEK 208 in cash per Share (the “Offer”), and a concurrent offer to acquire all ADSs for SEK 416 in cash per ADS, which will be conducted pursuant to the securities rules of the United States. The board of directors of the Company unanimously recommended the shareholders and ADS holders of the Company to accept the Offer. The recommendation is supported by an opinion provided by Lazard AB according to which the Offer is fair for the Company’s shareholders and ADS holders from a financial perspective.

Completion of the Offer is subject to the following conditions: (1) the Offer being accepted to such extent that AKC becomes the owner of more than 90 percent of the Shares of the Company (on a fully diluted basis); (2) the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities and agencies screening foreign direct investments, in each case on terms that, in AKC’s opinion, are acceptable; (3) neither the Offer nor the acquisition of the Company being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or a public authority, or any similar circumstance; (4) no circumstances having occurred that have a material adverse effect on the Company’s financial position, prospects or operations, including the Company’s sales, results, liquidity, equity ratio, equity or assets; (5) no information made public by the Company, or disclosed by the Company to AKC, being inaccurate, incomplete or misleading, and the Company having made public all information that should have been made public by the Company; (6) the Company not taking any action that is intended to impair the prerequisites for making or completing the Offer; and (7) no other party announcing an offer to acquire shares or ADSs of the Company on terms that are more favorable to the shareholders or ADS holders of the Company than the terms of the Offer.

AKC reserves the right to withdraw the Offer in the event that it is clear that any of these conditions is not satisfied or cannot be satisfied. However, with regard to the conditions set out in items 2 through 7 above, the Offer may only be withdrawn where the non-satisfaction of such condition is of material importance to AKC’s acquisition of the Company or if it is approved by the Swedish Securities Council.

AKC reserves the right to waive, in whole or in part, one or more of the conditions set out above, including, with respect to the condition set out in item 1, to complete the Offer at a lower acceptance level.

In the event that AKC, whether in connection with the Offer or otherwise, becomes the owner of more than 90 per cent of the Shares, AKC intends to commence a compulsory buy-out procedure in respect of the

CUSIP No. 13124Q106	Page 5 of 8 Pages

remaining shares in accordance with the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) as well as promote a delisting of the Shares from Nasdaq Stockholm and the ADSs from Nasdaq Global Select Market.

AKC has not made any decisions involving any changes to the Company’s business, the locations where the Company conducts its business or the Company’s management and employees, including their terms of employment. However, to realize efficiencies, the integration of AKC and the Company will likely entail some changes to the organization, operations and employees of the combined group. In the period following the completion of the Offer and following careful review of the needs of the combined business, AKC will determine the optimal structure of the combined company to continue to deliver success in the future.

The foregoing description of the Offer and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Schedule TO, which is expected to be publicly filed on or around July 17, 2024.

On May 28, 2024 and May 30, 2024, AKC filed Schedule TO-Cs regarding certain press releases published in connection with the possible Offer (the “Releases”), posted the Releases on the website https://www.asahi-kasei.com/announcement and held an investor relation conference call where it shared information relating to the possible tender offer.

Starting on May 30, 2024, certain Shares have been purchased by or on behalf of AKC in the open market in Sweden. For more information regarding these purchases, see Item 5(c).

Irrevocable Undertakings

In connection with the offer, AKC entered into the Irrevocable Undertakings with the Supporting Shareholders, pursuant to which the Supporting Shareholders have agreed, among other things, to accept the Offer and to tender all of their Shares within 10 business days from the date on which the acceptance period for the Offer commences, and not to withdraw such acceptance, upon the terms and subject to the conditions of the Irrevocable Undertakings. The Irrevocable Undertakings will terminate upon certain circumstances, including upon withdrawal of the Offer by AKC or if AKC has not withdrawn the Offer or declared the Offer unconditional by October 31, 2024. The number of Shares that AKC may be deemed to beneficially own as a result of the Irrevocable Undertakings as of the date of those agreements is 23,964,005.

The foregoing description of the Irrevocable Undertakings does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Irrevocable Undertakings, copies of which are filed herewith as Exhibits 2, 3, 4, 5, 6, 7, 8, 9 and 10.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a)-(b). The beneficial ownership percentages described in this Schedule 13D are based on 53,672,069 Shares, being all 59,580,087 issued Shares less the 5,908,018 Shares held in treasury by the Company on May 28, 2024 at the time of the announcement of the Offer. This also includes the shares that are represented by ADSs at the time of the announcement of the Offer.

Immediately prior to the execution of the Irrevocable Undertakings, AKC did not own any Shares. However, as a result of entering into the Irrevocable Undertakings on May 27, 2024, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, AKC may be deemed to have shared beneficial ownership with respect to a total of 23,964,005 Shares, representing the sum of the outstanding

CUSIP No. 13124Q106	Page 6 of 8 Pages

Shares (including ADSs) individually beneficially owned by the Supporting Shareholders as represented by the Supporting Shareholders in the Irrevocable Undertakings, which represents in the aggregate approximately 44.65% of the Shares deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

Starting on May 30, 2024, certain Shares have been purchased by or on behalf of AKC in the open market in Sweden. For more information regarding these purchases, see Item 5(c).

Except as set forth above, neither AKC nor, to AKC’s knowledge, any of the persons named in Schedule A hereto, beneficially owns any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AKC is the beneficial owned of the Shares covered by the Irrevocable Undertakings for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

(1)	On May 30, 2024, 3,196,769 Shares were purchased by or on behalf of AKC at a price of 207.65 SEK per share in market purchases on Nasdaq Stockholm.

(2)	On May 31, 2024, 782,901 Shares were purchased by or on behalf of AKC at a price of 208.00 SEK per share in market purchases on Nasdaq Stockholm.

(3)	On June 3, 2024, 718,287 Shares were purchased by or on behalf of AKC at a price of 208.00 SEK per share in market purchases on Nasdaq Stockholm.

(4)	On June 4, 2024, 669,249 Shares were purchased by or on behalf of AKC at a price of 207.98 SEK per share in market purchases on Nasdaq Stockholm.

AKC plans to in the future, subject to applicable law, continue to acquire Shares, ADSs or other securities of the Company in the open market, in privately-negotiated purchases or otherwise and plans to consider or explore one or more corporate transactions involving the Company. In the event the Offer is withdrawn, AKC may, depending on then-current circumstances, dispose of all or a portion of the Shares or ADSs owned by AKC in one or more transactions. AKC reserves the right to formulate other plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by AKC.

(d) Except with reference to the Irrevocable Undertakings and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither AKC nor, to AKC’s knowledge, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF RUBICON TECHNOLOGIES, INC.

CUSIP No. 13124Q106	Page 7 of 8 Pages

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Irrevocable Undertakings described above, to the best of AKC’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Name
Exhibit 1	Power of Attorney, dated May 28, 2024.
Exhibit 2	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and BVF Partners.
Exhibit 3	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Linc AB (publ).
Exhibit 4	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Stifelsen Industrifonden.
Exhibit 5	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Polar Capital Biotechnology Fund.
Exhibit 6	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Sofinnova Crossover I SLP.
Exhibit 7	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Fjärde AP-fonden.
Exhibit 8	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Unionen.
Exhibit 9	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Handelsbanken Hälsovård Tema.
Exhibit 10	Irrevocable Undertaking, dated May 27, 2024 by and among AKC and Mikael Bender.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: June 4, 2024

By:	/s/ Shinichiro Haga
	Name:	Shinichiro Haga
	Title:	Attorney-in-Fact pursuant to Power of Attorney
attached to this Schedule 13D

Page 8 of 8 Pages

SCHEDULE A

Directors and Executive Officers of

Asahi Kasei Corporation

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Asahi Kasei Corporation (“AKC”) are set forth below.

Directors and Executive Officers

Name	Present Principal Occupation	Citizenship

Hideki Kobori	Chairman & Director of AKC*	Japan
Koshiro Kudo	President & Representative Director; Presidential Executive Officer of AKC*	Japan
Kazushi Kuse	Director; Vice-Presidential Executive Officer of AKC*	Japan
Toshiyasu Horie	Representative Director; Primary Executive Officer of AKC*	Japan
Hiroki Ideguchi	Director; Senior Executive Officer of AKC*	Japan
Masatsugu Kawase	Director; Senior Executive Officer of AKC*	Japan
Tsuneyoshi Tatsuoka	Independent Director of Mitsubishi Corporation 3-1, Marunouchi 2-chome, Chiyda-ku, Tokyo, Japan	Japan
Tsuyoshi Okamoto	Honorary Advisor of Tokyo Gas Co, Ltd. 1-5-20 Kaigan, Minato-ku, Tokyo 105-8527, Japan	Japan
Yuko Maeda	Executive Director of Cellbank, Corp. 3F, 1-13-1 Kachidoki, Chuo-ku, Tokyo 104-0054	Japan
Chieko Matsuda	Professor, Faculty of Economics and Business Administration, Graduate School of Management at Tokyo Metropolitan University 1-1 Minami-Osawa, Hachioji-shi, Tokyo 192-0397, Japan	Japan
Fumitoshi Kawabata	Vice-Presidential Executive Officer of AKC*	Japan
Richard A. Packer	Vice-Presidential Executive Officer of AKC*	Japan
Hideyuki Yamagishi	Primary Executive Officer of AKC*; President of Life Innovation SBU of AKC*	Japan

*	The address of AKC is 1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan.